QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEOPLEPC INC.
(Name of Subject Company)

PEOPLEPC INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

709776 10 8
(CUSIP Number of Class of Securities)

Nick Grouf
Chief Executive Officer
100 Pine Street, Suite 1100
San Francisco, CA 94111
(415) 732-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Mark A. Bertelsen, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1. Subject Company Information.

        (a)  Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is PeoplePC Inc., a Delaware corporation. The address of the principal executive offices of PeoplePC is 100 Pine Street, Suite 1100, San Francisco, California 94111. The telephone number of the principal executive offices of PeoplePC is (415) 732-4400.

        (b)  Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.0001 per share, of PeoplePC. As of June 11, 2002, there were 551,373,977 shares of PeoplePC common stock outstanding.

2. Identity and Background of Filing Person.

        (a)  Name and Address. The name, business address and business telephone number of PeoplePC, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

        (d)  Tender Offer. This Schedule 14D-9 relates to the offer by EarthLink, Inc., a Delaware corporation, through its wholly-owned subsidiary, EL Sub, Inc., a Delaware corporation, referred to as the purchaser, as disclosed in a Tender Offer Statement on Schedule TO dated June 19, 2002, to exchange each share of common stock of PeoplePC for $0.0171 per share (which price may increase to up to $0.0245 per share if certain conditions are met as described in the Tender Offer Statement), net to the seller in cash, without interest thereon, referred to as the offer price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

        The offer is being made pursuant to an offer agreement, dated as of June 9, 2002, by and among EarthLink, the purchaser and PeoplePC. The offer agreement provides that, among other things, as soon as practicable following the satisfaction or waiver (where permissible) of the conditions set forth in the offer agreement, the purchaser will be merged with and into PeoplePC. At the effective time of the merger, each share of PeoplePC common stock outstanding immediately prior to the effective time of the merger (other than shares of PeoplePC common stock held by EarthLink, the purchaser or PeoplePC or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the offer price. As a result of the offer and the merger, PeoplePC will become a wholly-owned subsidiary of EarthLink. The offer agreement, a copy of which is filed as exhibit (e)(1) to this Schedule 14D-9, is incorporated herein by reference.

        The Schedule TO states that the principal executive offices of EarthLink and the purchaser are located at 1375 Peachtree Street, Atlanta, Georgia 30309.

3. Past Contacts, Transactions, Negotiations and Agreements.

        (d)  Conflicts of Interest

        Certain contracts, agreements, arrangements or understandings between PeoplePC or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 that is attached as Schedule I hereto and is incorporated herein by reference. Except as described or referred to herein and in Schedule I, to the knowledge of PeoplePC, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between PeoplePC or its affiliates and (i) PeoplePC's executive officers, directors or affiliates; or (ii) EarthLink or the purchaser and their respective officers, directors or affiliates.

        In considering the recommendation of the board of directors of PeoplePC set forth in Item 4 below, PeoplePC's stockholders should be aware that certain executive officers of PeoplePC and each member of the board of directors have interests in the offer and the merger, which are described below and in Schedule I hereto, and which may present them with certain conflicts of interest. PeoplePC's board of directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

  Indemnification

        EarthLink and PeoplePC have agreed that all rights to indemnification and advancement of expenses and all limitations on liability existing in favor of the individuals who on or prior to the effective time of the merger were officers, directors, employees or agents of PeoplePC or any of its subsidiaries as provided in the certificate of incorporation or bylaws of PeoplePC or an agreement between such individual and PeoplePC or any of its subsidiaries will survive the merger and continue in full force and effect in accordance with its terms. In addition, after the effective time of the merger, EarthLink will, or will cause PeoplePC as the surviving corporation of the merger to, indemnify and hold harmless all such individuals to the same extent as set forth in the documents referenced above. The parties have further agreed that, for a period of six years from the effective time of the merger, PeoplePC, as the surviving corporation in the merger, will maintain in effect directors' and officers' liability insurance policies, for the benefit of those persons who are covered by PeoplePC's directors' and officers' liability insurance policies at the effective time of the merger, which provides coverage for occurrences prior to the merger on terms at least as favorable as the coverage provided under PeoplePC's current officers' and directors' liability insurance policies; provided, however, that if the insurance cannot be maintained at a cost equal to 200% of the annual premiums currently paid by PeoplePC for such insurance, PeoplePC will maintain or procure the most advantageous policies obtainable at a cost equal to 200% of the current annual premiums of PeoplePC for such insurance.

  Employment Agreements

        The purchaser's obligation to purchase shares of PeoplePC common stock in the offer is conditioned, in part, upon Nick Grouf, the current Chief Executive Officer of PeoplePC, executing an employment agreement with EarthLink as Executive Vice President of EarthLink and President of PeoplePC that provides for (1) a base salary of $300,000, (2) an annual bonus of 50% of base salary and a retention bonus of $150,000 payable at the end of the first year of continuous service, or earlier if EarthLink terminates Mr. Grouf's employment without cause or if Mr. Grouf terminates his employment with good reason, (3) an option to purchase 100,000 shares of EarthLink common stock, vesting over 4 years and (4) a non-compete covenant limited to the Internet access services business for a one-year period after termination of Mr. Grouf's employment with EarthLink.

        The purchaser's obligation to purchase shares of PeoplePC common stock in the offer is conditioned, in part, upon Max Metral, the current Chief Technology Officer of PeoplePC, executing an employment agreement with EarthLink as Vice President of EarthLink that provides for (1) a base salary of $200,000, (2) an annual bonus of 30% of base salary and a retention bonus of $150,000 payable at the end of the first year of continuous service, or earlier if EarthLink terminates Mr. Metral's employment without cause or if Mr. Metral terminates his employment with good reason, (3) an option to purchase 50,000 shares of EarthLink common stock, vesting over 4 years and (4) a non-compete covenant limited to the Internet access services business for a one-year period after termination of Mr. Metral's employment with EarthLink.

        Annex III to the offer agreement, which contains a summary of the above-described terms, is filed as exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

  Restricted Stock

        In connection with the offer and the merger, all shares of restricted stock will become fully vested in the holder thereof and will no longer be subject to PeoplePC's right of repurchase. The following table sets forth the number of shares held by each of PeoplePC's executive officers that will vest as a result of this acceleration:

Executive Officer	Position	Shares of Accelerated Restricted Stock
Mary Humiston	Chief Administrative Officer	131,250
Michael Glogowsky	Chief Financial Officer	73,959
Daniel Kohler	Chief Operating Officer	506,667

		711,876

  Stockholder Agreements

        A summary of the material provisions of the stockholder agreements is included in Section 13 of the Offer to Purchase under the heading "The Transaction Documents—The Stockholder Agreements." Such summary is qualified in its entirety by reference to the complete text of the stockholder agreements, a copy of which is filed as exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

  Offer Agreement

        A summary of the material provisions of the offer agreement is included in Section 13 of the Offer to Purchase under the heading "The Transaction Documents—The Offer Agreement." Such summary is qualified in its entirety by reference to the complete text of the offer agreement, a copy of which is filed as exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

  Non-Disclosure Agreement

        On September 17, 2001, PeoplePC and EarthLink entered into a Mutual Non-Disclosure and Non-Solicitation Agreement, a copy of which is filed as exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.

4. The Solicitation or Recommendation.

        (a)  Recommendation of the Board of Directors.

        At a meeting held on June 9, 2002, PeoplePC's board of directors unanimously (1) determined that the offer agreement and the transactions contemplated by the offer agreement, including the offer and the merger, are advisable and fair to and in the best interests of PeoplePC and its stockholders, (2) approved and adopted the offer agreement and the transactions contemplated thereby, including the offer and the merger and the stockholder agreements and the transactions contemplated by the stockholder agreements, and (3) resolved to recommend the acceptance of the offer and approval and adoption of the offer agreement by PeoplePC's stockholders.

        A letter to PeoplePC's stockholders communicating the PeoplePC's board of directors' recommendation is filed as exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference.

        (b)  Background and Reasons for PeoplePC's Board of Director's Recommendation.

        PeoplePC completed its initial public offering on August 15, 2000. Following its initial public offering, PeoplePC's financial performance declined. The increasingly challenging business environment made it difficult for PeoplePC to continue to acquire members at the rate necessary to achieve positive cash flow. Due to these and other factors, a general decline in the stock market and a decline in the stock prices of Internet-related businesses in particular, PeoplePC experienced a declining stock price, had a limited ability to attract institutional investors and was able to attract only limited equity research analyst coverage. The market price of PeoplePC common stock steadily declined from its initial public offering price of $10.00 on August 15, 2000 to $0.75 on December 29, 2000.

        Under these circumstances, PeoplePC determined that it would not be able to reach its goals without the help of private investors or becoming part of a larger company. Therefore, in January of 2001, PeoplePC commenced a process to identify strategic alternatives for PeoplePC. PeoplePC, with the assistance of JPMorgan, its financial advisor, created a list of 17 potential strategic buyers and investors. PeoplePC and JPMorgan began contacting these firms at the end of January of 2001 to determine their level of interest in investing in or acquiring PeoplePC. EarthLink was one of the 17 companies on PeoplePC's list. The process of contacting and holding discussion with the identified parties lasted until November 2001. Seven of these parties indicated they had no interest, seven of them met with management of PeoplePC but subsequently terminated discussions, and two of them did not respond to the inquiry.

        Charles G. ("Garry") Betty, President and Chief Executive Officer of EarthLink, contacted Nick Grouf, Chief Executive Officer of PeoplePC, in August 2001 to explore the possibility of a strategic arrangement or partnership between PeoplePC and EarthLink. On Wednesday, August 29, 2001, Mr. Betty and Mr. Grouf met in EarthLink's Pasadena office to determine whether any strategic opportunities between the two companies existed.

        On September 7, 2001, Mr. Grouf initiated a telephone call with Mr. Betty during which they further discussed possible strategic opportunities and agreed to schedule another discussion.

        On September 17, 2001, the parties executed a mutual non-disclosure and non-solicitation agreement. Subsequently, Brinton Young, Executive Vice President, Strategic Planning of EarthLink, sent a due diligence request list to Mr. Grouf in order to begin EarthLink's due diligence with respect to PeoplePC.

        On September 19, 2001, Linda Beck, Executive Vice President of Operations of EarthLink, William Tolpegin, Director of Equity Investments of EarthLink, Mr. Young, Mr. Grouf, Charles Ortmeyer, Senior Vice President and General Counsel of PeoplePC, Max Metral, Chief Technology Officer of PeoplePC, David Shanberg, Senior Vice President, Corporate and Business Development of PeoplePC, Michael Glogowsky, Chief Financial Officer of PeoplePC, Dan Kohler, Chief Operating Officer of PeoplePC, held discussions, and EarthLink conducted due diligence with respect to PeoplePC, including its operations, financial matters, employees, technology, equipment, infrastructure, intellectual property, agreements, marketing, subscriber data, organizational and corporate structure and plans and related areas.

        On October 5, 2001, Mr. Grouf and Mr. Betty spoke again by telephone and agreed to meet with their respective senior executive teams to discuss a potential strategic merger between EarthLink and PeoplePC.

        On October 9, 2001, Mr. Tolpegin and Mr. Young met with Mr. Grouf, Mr. Shanberg, Mr. Glogowsky and Michael Farrow, Senior Director, Financial Planning and Analysis of PeoplePC, at the offices of PeoplePC's outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, to discuss PeoplePC's business model and potential strategic transaction scenarios.

        On October 15, 2001, Mr. Betty discussed by telephone with Lee Adrean, Executive Vice President and Chief Financial Officer of EarthLink, and Mr. Young the strategic transaction scenarios that had been discussed with PeoplePC. Following further internal discussion and analysis among EarthLink's management team, on October 25, 2001, EarthLink sent Mr. Grouf a letter expressing EarthLink's interest in potentially acquiring PeoplePC.

        On October 26, 2001, Mr. Grouf had a conference call with Mr. Betty, Mr. Adrean, and Mr. Young to discuss the potential structure and terms of a strategic transaction between EarthLink and PeoplePC.

        Between November 8, 2001 and November 13, 2001, Mr. Tolpegin, Mike Shaw, Director of Tax of EarthLink, William O'Donnell, Manager of Financial Planning & Analysis of EarthLink, Veronica

Murdock, then Executive Vice President of EarthLink, Michael Jalone, Director of Integrations of EarthLink, Ms. Beck, representatives of Ernst & Young, EarthLink's outside accountants, and Hunton & Williams, EarthLink's outside counsel, conducted due diligence with respect to PeoplePC's financial, legal, tax, operations and business issues.

        On November 9, 2001, EarthLink submitted to PeoplePC a non-binding indication of interest in acquiring PeoplePC.

        On November 10, 2001, the following individuals participated in a telephone conference call to discuss the terms of EarthLink's indication of interest: Mr. Young, Mr. Grouf, Sam DeSimone, Executive Vice President and General Counsel of EarthLink, Mr. Ortmeyer, representatives of Hunton & Williams, David Hess and representatives of Goldman Sachs, EarthLink's financial advisor, Mr. Shanberg, representatives of Wilson Sonsini, and representatives of JPMorgan, PeoplePC's financial advisor.

        On November 13, 2001, the following representatives of EarthLink had internal discussions regarding the potential transaction: Mr. Young, Mr. DeSimone, Mr. Adrean, Michael McQuary, then President of EarthLink, Cathy Hampton, Assistant General Counsel of EarthLink, Bill Heys, Executive Vice President, Sales, of EarthLink, representatives of Hunton & Williams and representatives of Goldman Sachs. Thereafter, EarthLink provided to PeoplePC an initial draft of a transaction agreement.

        On November 14, 2001, Mr. Young sent Mr. Grouf a letter terminating further discussions regarding the proposed merger because EarthLink had determined not to pursue a transaction at that time.

        In the fourth quarter of 2001, Ron Fisher, a director of PeoplePC and managing director of SOFTBANK Capital Partners, LP, a stockholder of PeoplePC indicated to the board of directors that SOFTBANK Capital Partners, LP would be willing to consider making an additional investment in PeoplePC stock. PeoplePC management and PeoplePC's independent directors held discussions with SOFTBANK Capital Partners, LP about the terms and conditions of a potential investment by SOFTBANK Capital Partners, LP in PeoplePC.

        At a November 19, 2001 meeting, PeoplePC's board of directors appointed a special committee consisting of two independent directors, John Sculley and Michael Price. The purpose of the special committee was to evaluate a proposed investment by SOFTBANK Capital Partners, L.P. and certain other investors through a private placement of shares of preferred stock of PeoplePC.

        On December 13, 2001, the special committee unanimously approved the private placement. Pursuant to the private placement, on December 17, 2001, PeoplePC issued and sold 4,375,000 shares of Series B preferred stock at $5.00 per share for aggregate gross proceeds of $21,875,000 to a total of nine investors, some of which were affiliated with PeoplePC, including SOFTBANK Capital Partners, LP. The Series B preferred stock was effectively issued at a price equivalent to $0.05 per share of common stock. Due to the lack of alternatives and PeoplePC's urgent need of funds to continue operations, the special committee believed that it was in the best interests of PeoplePC and its stockholders to agree to sell the Series B preferred stock at a discount to the market price of the common stock. The Series B preferred stock was subsequently converted into the common stock of PeoplePC at a ratio of 100 shares of common stock for every share of Series B preferred stock.

        Following the private placement, difficult economic and market conditions continued. PeoplePC revised its business plan to focus on selling ISP service to monthly revenue-producing subscribers rather than selling prepaid bundled computer and ISP service packages. However, PeoplePC was unable to generate a positive cash flow from its operations. Further, PeoplePC tried, but was unsuccessful in acquiring subscribers from other ISPs, in part because PeoplePC's stock price and cash reserves were too low to permit financing of subscriber acquisitions. The price of PeoplePC's common stock had fallen to $0.13 by March 31, 2002. PeoplePC had also fallen out of compliance with the listing standards for the Nasdaq National Market. As a result, PeoplePC common stock was therefore shifted to the Nasdaq SmallCap Market on April 15, 2002.

        In the absence of additional financing or a sale of PeoplePC, it was faced with the prospect of having insufficient cash to continue its business beyond the third quarter of fiscal 2002. Therefore, PeoplePC continued to contact potential strategic buyers and investors throughout the first quarter of 2002 in order to identify a strategic alternative that could provide additional capital for PeoplePC.

        In January of 2002, Mr. Fisher contacted and met with the chief executive officer of a company with whom PeoplePC was potentially interested in pursuing a strategic relationship (referred to as the "other interested party"). In February of 2002, Mr. Grouf also met with the chief executive officer of the other interested party to discuss potential strategic alternatives. Mr. Grouf and PeoplePC's management continued to have additional discussions with the other interested party during the first quarter of 2002.

        Also during the first quarter of 2002, PeoplePC held discussions with a party that had expressed some interest in a strategic transaction prior to the private placement. In April and early May, PeoplePC had preliminary conversations with two other companies potentially interested in pursuing a strategic transaction with PeoplePC, one of whom had previously engaged in discussions with PeoplePC in January and February of 2001. PeoplePC had more extensive discussions with a third party that had not previously been contacted by PeoplePC or JPMorgan. In addition, PeoplePC and JPMorgan contacted three other parties to explore their interest in pursuing an acquisition of or investment in PeoplePC, one of whom had previously been contacted by PeoplePC in October of 2001 but had declined the opportunity to go forward with a transaction at that time. None of these contacts or discussions resulted in any expression of interest.

        On March 6, 2002, Mr. Young and Mr. Grouf met for lunch to discuss their respective businesses and the possibility of a future meeting.

        On March 18, 2002, Mr. Fisher contacted Mr. Betty's office to schedule a meeting to include Mr. Fisher and Mr. Grouf.

        On March 25, 2002, Mr. Betty, Mr. Grouf and Mr. Fisher met to discuss the potential for EarthLink's acquisition of PeoplePC.

        On April 5, 2002, Mr. Young met with management of PeoplePC. PeoplePC's management provided Mr. Young with an update on the current status of PeoplePC's business and operations, and a description of changes that had taken place since strategic discussions between the two parties had terminated in 2001. Following that meeting, EarthLink performed further due diligence with respect to PeoplePC and engaged in a number of discussions with PeoplePC management relating to PeoplePC's business and operations and the potential for a strategic transaction between the two companies. These discussions included a number of telephone conversations between Mr. Grouf and Mr. Young with respect to PeoplePC's business and discussions between Mr. Tolpegin and PeoplePC's management relating to PeoplePC's financial condition.

        On April 30, 2002, Mr. Young, Mr. Grouf, Mr. Glogowsky and Mr. Shanberg had a conference call with Mr. Tolpegin to discuss certain diligence matters, including consumer demand matters.

        On May 3, 2002, Mr. Fisher and Mr. Grouf met with the chief executive officer and the head of acquisitions of the other interested party to discuss a potential strategic transaction, including an acquisition of PeoplePC by the other interested party.

        On May 20, 2002, Mr. Betty, Mr. Young, Mr. Fisher and Mr. Grouf had a conference call to discuss alternatives with respect to the structure of the potential transaction between the parties and necessary next steps.

        On May 22, 2002, the other interested party provided an indication of interest in acquiring PeoplePC for stock consideration at a price at a significant discount to PeoplePC's then-current market price.

        On May 22, 2002, management of PeoplePC met with a party it had previously contacted in early 2001 to discuss a potential acquisition of PeoplePC or a potential commercial arrangement coupled with an equity investment in PeoplePC. However, following those meetings, that party declined the opportunity for either an acquisition or an investment. Also in late May, PeoplePC contacted another party that had previously declined to go forward with a transaction. That party indicated some interest in moving forward with discussions, but failed to proceed with due diligence or set up further discussions. PeoplePC contacted an additional party that had been contacted in early 2001, but that party reiterated its previous assertion that it was not interested in pursuing a transaction.

        On May 23, 2002, Mr. Grouf contacted Mr. Young to inform him that PeoplePC had another indication of interest and that EarthLink must move more quickly to secure the merger opportunity.

        The other interested party conducted due diligence with respect to PeoplePC throughout the week of May 27, 2002.

        Between May 27 and June 5, 2002, management and legal counsel of EarthLink and PeoplePC conducted due diligence with respect to PeoplePC and negotiated the terms of the offer agreement and related documents.

        On June 3, 2002, Mr. Grouf had a telephone conversation with the chief executive officer and head of acquisitions of the other interested party who confirmed that the other interested party was still interested in pursuing a transaction with PeoplePC, although at a price that was lower than the price range being discussed with EarthLink.

        On June 4, 2002, a special meeting of PeoplePC's board of directors was held to review with the board the status of discussions with EarthLink and the other interested party. Mr. Glogowsky, Mr. Ortmeyer, Mr. Shanberg, representatives of JPMorgan and representatives of Wilson Sonsini also participated in the meeting. Management of PeoplePC updated the board with respect to the conversation with EarthLink and indicated that agreement had been reached with respect to a price range. Management also informed the board that discussions with the other interested party had indicated that its proposed price was likely to be lower than EarthLink's proposed price range. JPMorgan provided an overview of the process undertaken to identify strategic alternatives for PeoplePC, including contacts with other potential acquirors, which yielded no interest other than EarthLink and the other interested party. JPMorgan then reviewed with PeoplePC's board of directors the status of PeoplePC's current cash position and financial projections based on information received from PeoplePC's management, and in particular, the fact that PeoplePC did not have sufficient working capital to continue operations through the third quarter of fiscal year 2002. JPMorgan noted that in the absence of an acquisition of PeoplePC, its management believed that liquidation was the most likely alternative and further noted that shareholders of PeoplePC would get no value for their shares in a liquidation scenario. JPMorgan then made a presentation to PeoplePC's board of directors that included a financial analysis of the proposed transaction with EarthLink. Finally, JPMorgan indicated that based on the foregoing analyses, JPMorgan was prepared to deliver its opinion that, subject to the qualifications, assumptions and limitations in such opinion, the consideration to be received by the holders of PeoplePC's common stock in the proposed transaction with EarthLink was fair, from a financial point of view, to such holders. Wilson Sonsini then reviewed with PeoplePC's board of directors their fiduciary duties to the holders of PeoplePC common stock. Wilson Sonsini described to the board the material terms and conditions of the draft definitive agreements, including open issues relating to certainty of closing and PeoplePC's ability to enter into agreements with third parties after signing of the offer agreement. Following discussion, the board authorized PeoplePC's management and advisors to continue to negotiate with EarthLink and to continue to explore the opportunity with the other interested party.

        On June 6, 2002, EarthLink's board of directors met to discuss the merger proposal and approved the offer agreement, subject to management's final due diligence analysis and management's satisfaction with the transaction documentation.

        On June 6, 2002, a special meeting of PeoplePC's board of directors was held to review with the board the status of discussions with EarthLink. Mr. Shanberg, Mr. Ortmeyer, representatives of JPMorgan and representatives of Wilson Sonsini also participated in the meeting. JPMorgan discussed the purchase price and potential purchase price adjustments that PeoplePC's management agreed to with EarthLink. Wilson Sonsini updated the board on the results of negotiations with EarthLink and its advisors on the definitive documents. Wilson Sonsini then discussed with the board in detail the terms and conditions of the proposed definitive offer agreement, including the conditions to PeoplePC's obligations to close the offer and PeoplePC's ability to terminate the agreement and enter into a transaction with a third party. After extensive discussion about strategy and timing and issues related to the definitive agreements, the board authorized PeoplePC's management and its advisors to continue to negotiate with EarthLink and its advisors to come to an acceptable result on the open issues. Mr. Grouf then recused himself from the meeting, and the board of directors had an executive session during which the directors discussed the condition to the offer related to Mr. Grouf and Mr. Metral entering into employment agreements with EarthLink.

        Between June 7, 2002 and June 9, 2002, representatives of EarthLink and PeoplePC, and their respective legal counsel, finalized the offer agreement and related transaction documents consistent with the terms approved by EarthLink's board of directors.

        On June 9, 2002, a special meeting of PeoplePC's board of directors was held to review with the board the status of discussions with EarthLink. Mr. Shanberg, Mr. Ortmeyer, representatives of JPMorgan and representatives of Wilson Sonsini also participated in the meeting. PeoplePC's management and its advisors updated the board on the status of negotiations with EarthLink and the terms of, and open issues under, the definitive offer agreement, including EarthLink's termination rights and the conditions to EarthLink's obligation to close the offer. After extensive discussion about the terms and conditions of the offer agreement and the open issues, the board authorized PeoplePC's management and its advisors to continue to negotiate with EarthLink and its advisors to come to an acceptable result on the open issues. The meeting was adjourned in order to allow PeoplePC's management and its advisors to finalize negotiations with EarthLink and its advisors with respect to the definitive offer agreement. The special meeting of the board was subsequently reconvened, at which time PeoplePC's management and its advisors updated the board on the resolution of some of the open issues and the remaining open issues under the offer agreement. Following additional discussion about the remaining open issues, JPMorgan delivered its oral opinion, which was confirmed by delivery of a written opinion, that, as of June 9, 2002 and subject to the qualifications, assumptions and limitations in such opinion, the consideration to be received by the holders of PeoplePC's common stock in the proposed transaction with EarthLink was fair, from a financial point of view, to such holders. The board determined that the offer agreement and the transactions contemplated by the offer agreement, including the offer and the merger, are advisable and fair to and in the best interests of PeoplePC and its stockholders, approved and adopted the offer agreement and the transactions contemplated thereby, including the offer and the merger and the stockholder agreements and the transactions contemplated by the stockholder agreements, and resolved to recommend the acceptance of the offer and approval and adoption of the offer agreement by PeoplePC's stockholders, subject to final resolution of the remaining open issues.

        EarthLink, PeoplePC and the purchaser finalized and executed the offer agreement, and EarthLink, the purchaser and PeoplePC's directors and certain officers and stockholders executed the stockholder agreements, on June 9, 2002.

        On June 10, 2002, the parties issued a press release announcing the transaction and related arrangements.

        PeoplePC's board of directors consulted with PeoplePC's senior management, as well as its financial advisors and legal counsel, in reaching its decision to approve the offer and the merger and the offer agreement. Among the factors considered by PeoplePC's board of directors in its deliberations were the following:

  •
  PeoplePC's cash reserves, assets, business, financial condition and outlook, business strategy and results of operations and PeoplePC's prospects if it were to remain an independent, publicly traded entity, including the fact that, without additional financing, PeoplePC would not have sufficient working capital to conduct its current operations through the third quarter of fiscal 2002.
  •
  Discussions with and presentations by financial advisor JPMorgan as to PeoplePC's alternatives, including the possibility of pursuing a sale to a strategic buyer, obtaining additional financing or liquidating, the range of possible benefits to PeoplePC's stockholders of those alternatives and the timing and likelihood of accomplishing any of those alternatives.
  •
  The fact that a rigorous market check of PeoplePC was undertaken in that PeoplePC and JPMorgan contacted numerous potential acquirers and partners regarding a possible business combination with or investment in PeoplePC.
  •
  The financial analysis and presentation of JPMorgan to PeoplePC's board of directors on June 9, 2002, and the opinion of JPMorgan delivered to PeoplePC's board of directors on June 9, 2002 which was subsequently confirmed by delivery of a written opinion, to the effect that, as of that date, subject to the qualifications, assumptions and limitations in its opinion, the $0.0171 to $0.0245 per share cash consideration to be received by holders of shares of PeoplePC common stock in the offer and the merger was fair, from a financial point of view, to such holders of shares of PeoplePC common stock. The full text of JPMorgan's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by JPMorgan, is attached as Schedule II to this Schedule 14D-9 and is incorporated herein by reference in its entirety.
  •
  The judgment of PeoplePC's board of directors, based on the extended arm's-length negotiations with EarthLink, that the offer price represented the highest price that EarthLink would be willing to pay in acquiring the shares of PeoplePC common stock.
  •
  The historical and recent trading activity and market prices of shares of PeoplePC common stock.
  •
  The offer and the merger provide for a prompt cash tender offer for all shares of PeoplePC common stock to be followed by a merger for the same consideration, thereby enabling PeoplePC's stockholders to obtain cash in exchange for their shares of PeoplePC common stock at the earliest possible time.
  •
  The purchase price in the offer and the merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by PeoplePC's stockholders, which were particularly acute in light of the recent decline in the price of PeoplePC common stock, as well as volatility in the market prices of shares of other Internet companies and in the stock markets in general.
  •
  The lack of available alternatives to PeoplePC.
  •
  The offer agreement permits PeoplePC to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited offer or proposal for a merger,

    consolidation, recapitalization, liquidation or other business combination or a purchase of more than 15% of any class of PeoplePC's equity securities, or any tender offer or exchange offer that is consummated would result in any person beneficially owning at least 15% of any class of PeoplePC's equity securities or a substantial potion of the assets of PeoplePC and its subsidiaries, subject to the terms of the offer agreement, referred to as an "Acquisition Proposal".

  •
  The offer agreement permits PeoplePC's board of directors to terminate the offer agreement subject to certain notice requirements and payment of a $1 million termination fee, if PeoplePC's board of directors believes in good faith, after consultation with PeoplePC's financial advisor and legal counsel, that the alternative proposal is or could reasonably be expected to lead to a "Superior Proposal." A "Superior Proposal" is a bona fide written Acquisition Proposal which PeoplePC's board of directors believes in good faith, after consultation with PeoplePC's financial advisor, would provide greater benefits to PeoplePC and its stockholders that those provided pursuant to the offer agreement from a financial point of view (taking into account, among other things, all legal financial, regulatory and other aspects of the proposal and the identity of the offeror) as compared to the transactions contemplated by the offer agreement (including any alternative proposal offered by EarthLink in response) and, if applicable, is reasonably capable of being financed by the person making the proposal.
  •
  EarthLink's representations in the offer agreement that it will have sufficient funds available to it to satisfy its and the purchaser's obligation to consummate the offer and the merger.

        PeoplePC's board of directors also considered a number of uncertainties and risks in their deliberations concerning the offer and the merger, including the following:

  •
  The fact that the price to be paid in the offer represents a significant discount to the market price of PeoplePC's common stock immediately prior to the public announcement of the offer and the merger.
  •
  PeoplePC's stockholders would not benefit from any future increase in the value of PeoplePC.
  •
  The number of conditions to EarthLink's obligations to purchase shares of PeoplePC common stock in the offer, and the possibility that such conditions might not be satisfied.
  •
  The right of EarthLink to terminate the offer agreement under certain circumstances.
  •
  The possibility that the offer and the merger might not be consummated and the potential negative effect of public announcement of the offer and the merger in that event on PeoplePC's sales, operating results and stock price and its ability to retain key management and personnel.
  •
  The circumstances in the offer agreement under which the termination fee becomes payable by PeoplePC.
  •
  Pursuant to the offer agreement, between the execution of the offer agreement and the expiration date of the offer, PeoplePC is required to obtain EarthLink's consent before it can take certain actions.
  •
  The risk that, if the offer is extended, PeoplePC might not have sufficient cash to continue its business as currently conducted through the closing of the offer.
  •
  The risk that if the offer agreement is terminated, PeoplePC might not have sufficient time to seek strategic alternatives (other than a liquidation) before it no longer has sufficient cash to conduct its business as currently conducted.

        In light of the variety of factors considered in connection with its evaluation of the offer agreement, PeoplePC's board of directors found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the offer agreement and the transactions contemplated thereby are fair to, and in the best interests of, PeoplePC's stockholders. Rather, each member of PeoplePC's board of directors viewed his respective recommendation as being based upon his own judgment, in light of the totality of the information presented and considered, of the overall effect of the offer agreement and the transactions contemplated by the offer agreement, including the offer and the merger, on PeoplePC's stockholders compared to the alternatives available to PeoplePC.

        (c)  Intent to Tender.

        To PeoplePC's knowledge after reasonable inquiry, except as set forth below, all of PeoplePC's executive officers, directors and affiliates currently intend to tender all shares of PeoplePC common stock held of record or beneficially (other than shares of PeoplePC common stock held directly or indirectly by other public companies, as to which PeoplePC has no knowledge) by them pursuant to the offer except to the extent that the tender would violate applicable securities laws and except to the extent that the tender would give rise to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, as advised by counsel. The foregoing does not include any shares of PeoplePC common stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. See also "Conflicts of Interest—Stockholder Agreements" under Item 3.

        PeoplePC will not tender any shares of PeoplePC common stock held by it in the offer. Pursuant to the offer agreement, any shares of common stock held by PeoplePC will be cancelled at the effective time of the merger.

5. Person/Assets, Retained, Employed, Compensated or Used.

        Pursuant to an engagement letter dated May 29, 2002, PeoplePC engaged JPMorgan Securities Inc. to provide financial advisory services to the board of directors in connection with this transaction, including among other things, rendering its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of PeoplePC common stock in the offer and the merger. Pursuant to the terms of the engagement letter, PeoplePC will pay JPMorgan a transaction fee equal to $750,000. In addition, PeoplePC has agreed to reimburse JPMorgan for other reasonable expenses, including attorney's fees, incurred in connection with its engagement and to indemnify JPMorgan and certain related persons against certain liabilities and expenses relating to or arising out of its engagement.

        Neither PeoplePC nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the offer.

6. Interest in Securities of the Subject Company.

        Other than the transaction listed below, no transactions in the shares of PeoplePC common stock have been effected during the past 60 days by PeoplePC or, to the best of PeoplePC's knowledge, by any executive officer, director, affiliate or subsidiary of PeoplePC.

        On April 23, 2002, Nick Grouf transferred 83,333 shares to Joel Sandberg and 83,333 shares to Michelle Sandberg for no consideration. The gifts were executed by Mr. Grouf's broker.

7. Purpose of the Transaction and Plans or Proposals.

        (1)  (i) Except as set forth in this Schedule 14D-9, PeoplePC is not currently undertaking or engaged in any negotiations in response to the offer, which relate to: (i) a tender offer or other acquisition of PeoplePC's securities by PeoplePC, any subsidiary of PeoplePC or any other person; (ii) (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving PeoplePC or any subsidiary of PeoplePC, (2) any purchase, sale or transfer of a material amount of assets by PeoplePC or any subsidiary of PeoplePC, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of PeoplePC.

        (2)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the offer that relate to or would result in one or more of the matters referred to in the preceding paragraph (1) of this Item 7.

8. Additional Information.

  Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Neither the acquisition of Shares by Offeror pursuant to the Offer nor the Merger, nor any of the other transactions contemplated by the Offer Agreement and Stockholder Agreements, is subject to such requirements.

  State Takeover Laws

        PeoplePC is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law, or DGCL, prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by PeoplePC's board of directors of such corporation prior to such time. PeoplePC's board of directors has approved the offer and the merger. Accordingly, Section 203 is inapplicable to the offer and the merger.

  DGCL Section 253

        Under Section 253 of the DGCL, if the purchaser acquires, pursuant to the offer or otherwise, at least 90% of the outstanding shares of PeoplePC common stock, the purchaser will be able to effect the merger after consummation of the offer without a vote by PeoplePC's stockholders, referred to as a short form merger. However, if the purchaser does not acquire at least 90% of the outstanding shares of PeoplePC common stock pursuant to the offer or otherwise, a vote by PeoplePC's stockholders will be required under the DGCL to effect the merger.

        The Information Statement attached hereto as Schedule I is being furnished to PeoplePC's stockholders in connection with the possible designation by EarthLink, pursuant to the offer agreement, of certain persons to be appointed to PeoplePC's board of directors other than at a meeting of PeoplePC's stockholders, and such information is incorporated herein by reference.

        The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION

        PeoplePC files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Suite 1024 Washington, D.C. 20549	Northeast Regional Office 233 Broadway New York, NY 10279	Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

        You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

        The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like PeoplePC, who file electronically with the SEC. The address of that site is http://www.sec.gov.

9. Exhibits.

(a)(1)	Joint Press Release by EarthLink and PeoplePC, dated June 10, 2002 (incorporated by reference to Schedule 14D-9C filed by PeoplePC on June 10, 2002).
(a)(2)	Letter to the Stockholders of PeoplePC, Inc., dated June 19, 2002.*
(a)(5)	Opinion of JP Morgan Securities Inc. to PeoplePC's board of directors, dated June 9, 2002 (incorporated by reference to Schedule II to this Schedule 14D-9).*
(e)(1)	Offer Agreement, dated as of June 9, 2002, by and among PeoplePC, Inc., EarthLink Inc. and EL Sub, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by PeoplePC on June 11, 2002).
(e)(2)	Form of Stockholder Agreement, dated as of June 9, 2002, by and among EarthLink, Inc, EL Sub, Inc. and certain stockholders of PeoplePC Inc. (incorporated by reference to Exhibit 99.1 to Form 8-K filed by PeoplePC on June 11, 2002).
(e)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to this Schedule 14D-9)
(e)(4)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Form S-1 filed by PeoplePC on April 5, 2000).
(e)(5)	Memorandum of Agreement by and among PeoplePC, PeoplePC Europe N.V., SOFTBANK Technology Venture IV LP, SOFTBANK Technology Advisors Fund LP, @viso Limited, SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP and Nick Grouf dated February 22, 2001 (incorporated by reference to Annex A to Schedule 14A Information Proxy Statement of PeoplePC filed on April 30, 2001).
(e)(6)	Put Option Agreement dated May 30, 2001 by and among PeoplePC, PeoplePC Europe N.V., SOFTBANK Technology Venture IV LP, SOFTBANK Technology Advisors Fund LP, @viso Limited, SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors and Nick Grouf (incorporated by reference to Exhibit 10.4 to Form 10-Q for the period ended June 30, 2001 filed by PeoplePC on August 14, 2001).
(e)(7)	Employment Agreement, dated January 1, 2002, between PeoplePC and Nick Grouf.
(e)(8)	Retention Agreement, dated as of May 23, 2002, between PeoplePC and Mary Humiston.
(e)(9)	Retention Agreement, dated as of May 23, 2002, between PeoplePC and Michael Glogowsky.
(e)(10)	Retention Agreement, dated as of May 23, 2002, between PeoplePC and Daniel Kohler.
(e)(11)	Retention Agreement, dated as of May 23, 2002, between PeoplePC and Charles Ortmeyer.
(e)(12)	Annex III to Offer Agreement, dated as of June 9, 2002, by and among PeoplePC, EarthLink and EL Sub, Inc.
(e)(13)	Mutual Non-Disclosure and Non-Solicitation Agreement, dated as of September 17, 2001 between PeoplePC and EarthLink.
(g)	None.

*
Included in copies mailed to stockholders of PeoplePC.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEOPLEPC INC.
	By:	/s/ NICK GROUF Name: Nick Grouf Title: Chief Executive Officer
Date: June 19, 2002

SCHEDULE I

PEOPLEPC INC.
100 PINE STREET, SUITE 1100
SAN FRANCISCO, CALIFORNIA 94111
(415) 732-4400

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

        This Information Statement is being mailed on or about June 19, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of PeoplePC Inc., a Delaware corporation. You are receiving this Information Statement in connection with the possible election of persons designated by EarthLink, Inc., a Delaware corporation, to a majority of seats on the PeoplePC board of directors.

        On June 9, 2002, PeoplePC entered into an offer agreement, with EarthLink and EL Sub, Inc., a Delaware corporation and wholly-owned subsidiary of EarthLink, referred to as the purchaser. The Schedule 14D-9 relates to the offer by EarthLink, through the purchaser, as disclosed in a Tender Offer Statement on Schedule TO dated June 19, 2002, to exchange each outstanding share of common stock of PeoplePC for $0.0171 to $0.0245 per share, net to the seller in cash, without interest thereon, referred to as the offer price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

        The offer is being made pursuant to an offer agreement, dated as of June 9, 2002, by and among EarthLink, the purchaser and PeoplePC. The offer agreement provides that, among other things, as soon as practicable following the satisfaction or waiver (where permissible) of the conditions set forth in the offer agreement, the purchaser will be merged with and into PeoplePC. At the effective time of the merger, each share of PeoplePC common stock outstanding immediately prior to the effective time of the merger (other than shares of PeoplePC held by EarthLink, the purchaser or PeoplePC or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the offer price. As a result of the offer and the merger, PeoplePC will become a wholly-owned subsidiary of EarthLink. The offer agreement, a copy of which is filed as exhibit (e)(1) to the Schedule 14D-9, is incorporated herein by reference.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Information set forth herein relating to EarthLink, the purchaser or the EarthLink Designees (as defined below) has been provided by EarthLink. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        The purchaser commenced the offer on Wednesday, June 19, 2002. The offer is currently scheduled to expire at midnight, New York City time, on Wednesday, July 17, 2002, unless the purchaser extends it.

THE EARTHLINK DESIGNEES

        Effective upon the acceptance for purchase by the purchaser of at least a majority of the shares of PeoplePC common stock on a fully-diluted basis (excluding common stock equivalents with an exercise price greater than the offer price), EarthLink will be entitled to designate the number of directors, rounded up to the next whole number, on PeoplePC's board of directors, referred to as the EarthLink Designees, that equals the product of (i) the total number of directors on PeoplePC's board of directors (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of shares of PeoplePC common stock owned by EarthLink or the purchaser (including shares of PeoplePC accepted for purchase) bears to the total number of shares of PeoplePC common stock outstanding, and PeoplePC will cause the EarthLink Designees to be elected or appointed to the PeoplePC board of directors, including increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, provided that, prior to the effective time of the merger, the PeoplePC board of directors will always have at least two members who were directors of PeoplePC prior to consummation of the offer and who were not affiliated with EarthLink, each referred to as a continuing director. If the number of continuing directors is reduced to less than two for any reason prior to the effective time, the remaining and departing continuing directors will be entitled to designate a person to fill the vacancy.

        PeoplePC will also cause the EarthLink Designees to constitute the same percentage that the EarthLink Designees represent on the PeoplePC board of directors of each committee of the PeoplePC board of directors, each board of directors of each subsidiary of PeoplePC and each committee of each subsidiary board of directors.

        The directors of the purchaser at the effective time will be the directors of PeoplePC following the merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified. EarthLink has informed PeoplePC that it will choose the EarthLink Designees to the PeoplePC board of directors from the directors and executive officers of EarthLink and the purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to PeoplePC's stockholders together with the Schedule 14D-9.

        EarthLink has informed PeoplePC that each of the directors and executive officers listed in Annex I to the Offer to Purchase has consented to act as a director of PeoplePC, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in Schedule I to the Offer to Purchase. The information on such Schedule I is incorporated herein by reference.

        It is expected that the EarthLink Designees may assume office following the acceptance for purchase by the purchaser of the specified minimum number of shares of PeoplePC pursuant to the offer.

INFORMATION CONCERNING THE SHARES

        As of June 11, 2002, PeoplePC had 551,373,977 shares of common stock issued and outstanding with the shares being PeoplePC's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

INFORMATION CONCERNING PEOPLEPC

        PeoplePC Inc. was incorporated in Delaware on March 2, 1999.

STOCK OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common stock as of June 11, 2002, by the following individuals or groups:

  •
  each person, or group of affiliated persons, that we know beneficially owns more than 5% of our outstanding stock;

  •
  each of our current directors;

  •
  our Chief Executive Officer and each of our four most highly compensated executive officers in the fiscal year ended December 31, 2001; and

  •
  all of our executive officers and directors as a group.

        The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of June 11, 2002 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Except as otherwise noted, the address for each stockholder on this table is c/o PeoplePC Inc., 100 Pine Street, Suite 1100, San Francisco, California 94111.

        The percentage of beneficial ownership is based on 551,373,977 shares of common stock outstanding as of June 11, 2002.

	Shares Owned
	Number of Shares	Approximate Percentage Ownership
5% and Greater Stockholders
Entities affiliated with SOFTBANK Corp.(1) c/o Ronald D. Fisher 1188 Center Street Newton, MA 02459	416,334,801	71.24%
Beny Alagem c/o Sam Surloff 2842 Motor Avenue Los Angeles, CA 90064	60,000,000	10.88
Directors and Executive Officers
Ronald D. Fisher(1) 1188 Center Street Newton, MA 02459	416,334,801	71.24
Bradley A. Feld(2) 200 N. Evelyn Street, Suite 200 Mountain View, CA 94043	22,977,004	4.17
Nick Grouf(3)	62,009,668	10.42
John Sculley(4) 90 Park Avenue, 32nd Floor New York, NY 10016	13,327,526	2.38
Michael Price(5) Evercore Partners 65 East 55th Street, 33rd Floor New York, NY 10022	9,221,221	1.65
Lee Feldman	—	*
Robin D. Richards(6)	3,000,000	*
Dan Kohler(7)	12,230,000	2.18
Charles P. Ortmeyer(8)	3,125,000	*
Mary E. Humiston(9)	2,150,000	*
J. Michael Glogowsky(10)	1,980,000	*
All executive officers and directors as a group(11) (11 persons)	546,355,220	82.21%

*
Less than 1% of the outstanding shares of common stock

(1)
Includes 191,597,963 shares held by SOFTBANK Capital Partners LP, over which SOFTBANK Capital Partners LP shares voting and dispositive power as described below, 188,306,066 shares held by SOFTBANK Capital LP, over which SOFTBANK Capital LP shares voting and dispositive power as described below, and 3,425,173 shares held by SOFTBANK Capital Advisors Fund LP, over which SOFTBANK Capital Advisors Fund LP shares voting and dispositive power as described below. SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP each have shared voting and dispositive power over their respective shares. Also includes up to 3,474,270 shares issuable to SOFTBANK Capital Partners LP upon exercise of a warrant to purchase shares of PeoplePC Europe NV Series A Preferred Stock and upon the subsequent exercise of a put option to sell the shares of PeoplePC Europe NV Series A Preferred Stock to us in exchange for our common stock; as described below, SOFTBANK Capital Partners LP shares voting and dispositive power over up to the entire amount of these shares; SOFTBANK Capital LP shares voting and dispositive power over up to 1,707,221 of these shares and SOFTBANK Capital Advisors Fund shares voting and dispositive power over up to 29,983 of these shares. Also includes up to 29,531,329 shares issuable to @viso Limited, a joint venture of which 50% is owned by SB Holdings (Europe) Ltd., upon exercise of the put option held by @viso Limited pursuant to a Put Option Agreement signed on May 30, 2001; SB Holdings (Europe) Ltd. shares voting and dispositive power over up to the entire amount of these shares.

  SOFTBANK Capital Partners LLC is the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP; accordingly, securities beneficially owned by SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP may be regarded as being beneficially owned by SOFTBANK Capital Partners LLC. Securities beneficially owned by SOFTBANK Capital Partners LLC may be regarded as being beneficially owned by SOFTBANK Capital Partners Investment Inc., Mr. Ronald D. Fisher and Mr. Charles R. Lax. In addition, because Mr. Charles R. Lax is a managing director of STV IV LLC, he may be regarded as being the beneficial owner of the securities beneficially owned by STV IV LLC, as described in footnote 3 hereto. SOFTBANK Capital Partners Investment Inc. is a wholly-owned subsidiary of SOFTBANK Holdings Inc.; accordingly, securities beneficially owned by SOFTBANK Capital Partners Investment Inc. may be regarded as being beneficially owned by SOFTBANK Holdings Inc. SOFTBANK Holdings Inc. and SB Holdings (Europe) Ltd. are wholly-owned subsidiaries of SOFTBANK Corp.; accordingly, securities beneficially owned by SOFTBANK Holdings Inc. and SB Holdings (Europe) Ltd. may be regarded as being beneficially owned by SOFTBANK Corp. Securities beneficially owned by SOFTBANK Corp. may be regarded as being beneficially owned by Mr. Masayoshi Son, the President and Chief Executive Officer of SOFTBANK Corp. Each of the above persons and entities has shared voting power over the shares of which it may be regarded as being a beneficial owner; each of the above persons and entities has shared dispositive power over the shares of which it may be regarded as being a beneficial owner. Mr. Ronald D. Fisher serves on our Board of Directors. Mr. Ronald D. Fisher does not hold any options to purchase any shares of our capital stock.

(2)
Includes 22,545,036 shares held by SOFTBANK Technology Ventures IV LP, over which SOFTBANK Technology Ventures IV LP shares voting and dispositive power as described below, and 431,968 shares held by SOFTBANK Technology Advisors Fund LP, over which SOFTBANK Technology Advisors Fund LP shares voting and dispositive power as described below.

  STV IV LLC is the general partner of SOFTBANK Technology Ventures IV LP and SOFTBANK Technology Advisors Fund LP; accordingly, securities owned by SOFTBANK Technology Ventures IV LP and SOFTBANK Technology Advisors Fund LP may be regarded as being beneficially owned by STV IV LLC. Mr. Bradley A. Feld, Mr. Charles R. Lax, Ms. Jo Ann Heidi Roizen, Mr. D. Rex Golding, Mr. E. Scott Russell and Mr. Gary E. Rieschel are managing directors of STV IV LLC; accordingly, securities owned by STV IV LLC may be regarded as being beneficially owned by Mr. Bradley A. Feld, Mr. Charles R. Lax, Ms. Jo Ann Heidi Roizen,

  Mr. D. Rex Golding, Mr. E. Scott Russell and Mr. Gary E. Rieschel. In addition, because of Mr. Charles R. Lax's interest in SOFTBANK Capital Partners LLC, Mr. Charles R. Lax may be regarded as being the beneficial owner of the securities beneficially owned by SOFTBANK Capital Partners LLC as described in footnote 1 hereto. Mr. Bradley A. Feld may be regarded as being the beneficial owner of 22,977,004 shares of common stock, over which he has shared voting and dispositive power. Mr. Bradley A. Feld does not hold any options to purchase any shares of our capital stock.

(3)
Includes 18,561,334 shares issued pursuant to a restricted stock purchase agreement. A portion of these shares are subject to repurchase by us, which right lapses progressively over time. Also includes 43,740,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002.

(4)
Includes 1,020,000 shares issued upon exercise of options granted in July 1999. A portion of these shares are subject to repurchase by us, which right lapses progressively over time. Also includes 8,000,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. The number of shares beneficially owned by Mr. Sculley also includes 4,307,526 shares held by Sculley Brothers LLC. Mr. Sculley, a partner of Sculley Brothers LLC, serves on our Board of Directors.

(5)
Includes 1,060,000 shares issued upon exercise of options granted in July 1999. A portion of these shares are subject to repurchase by us, which right lapses progressively over time. Also includes 8,000,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. The number of shares beneficially owned by Mr. Price also includes 80,000 shares held as custodian for Attie Price and 80,000 shares held as custodian for Jeffrey Price under the NJUTMA.

(6)
Includes 3,000,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. If exercised, a portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(7)
Includes 1,480,000 shares issued upon exercise of options granted in August 1999 and February 2000. A portion of these shares are subject to repurchase by us, which right lapses progressively over time. Also includes 10,750,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. If exercised, a portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(8)
Includes 3,125,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. If exercised, a portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(9)
Includes 360,000 shares issued upon exercise of options granted in October 1999 and February 2000. A portion of these shares are subject to repurchase by us, which right lapses progressively over time. Also includes 1,790,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. If exercised, a portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(10)
Includes 200,000 shares issued upon exercise of options granted in October 1999 and February 2000. A portion of these shares are subject to repurchase by us, which right lapses progressively over time. Also includes 1,780,000 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. If exercised, a portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(11)
Includes 113,190,599 shares issuable upon exercise of outstanding options within 60 days of June 11, 2002. If exercised, a portion of these shares are subject to repurchase by us, which right lapses progressively over time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Stock Option Grants to Executive Officers and Directors

        The table below summarizes recent option grants to our executive officers and directors under the 2000 Stock Plan following the fiscal year ending December 31, 2001. For information regarding option grants to our executives officers under the 2000 Stock Plan during the fiscal year ending December 31, 2001, see "Executive Compensation and Other Information—Stock Option Grants."

Officers, Directors and 5% Stockholders	Start Date for Release from Repurchase Option	Number of Shares Optioned	Number of Optioned Shares Exercised to Date	Aggregate Purchase Price
Nick Grouf(2)	01/28/02	43,740,000	—	$6,561,000	(1)
Daniel Kohler(2)	01/28/02	10,500,000	—	$1,575,000	(1)
Mary Humiston(2)	01/28/02	1,700,000	—	$255,000	(1)
Charles Ortmeyer(2)	01/28/02	2,500,000	—	$375,000	(1)
Michael Glogowsky(2)	01/28/02	1,700,000	—	$255,000	(1)
Michael J. Price(3)	01/28/02	8,000,000	—	$1,200,000	(1)
John Sculley(3)	01/28/02	8,000,000	—	$1,200,000	(1)
Robin D. Richards(4)	03/25/02	3,000,000	—	$330,000	(5)

(1)
Assumes exercise to purchase all shares subject to the option at an exercise price of $0.15 per share.

(2)
1/36th of the shares are released from our repurchase option each month from the release start date. In addition, under PeoplePC's 1999 Stock Plan and 2000 Stock Plan, 12.5% of the total amount of outstanding grants under such plans will become exercisable automatically upon a change of control.

(3)
1/4th of such shares are released from our repurchase option six months from the release start date, an additional 1/4th of such shares are released from our repurchase option twelve months from the release start date and the remaining 1/2 of such shares will be subsequently released from our repurchase option ratably over 36 months. In addition, upon an involuntary termination following a change of control, all shares that continue to be subject to our right of repurchase shall be immediately released from our repurchase option.

(4)
1/36th of such shares are released from our repurchase option each month from the release start date. In addition, upon an involuntary termination following a change of control, all shares that continue to be subject to our right of repurchase shall be immediately released from our repurchase option.

(5)
Assumes exercise to purchase all shares subject to the option at an exercise price of $0.11 per share.

  Series B Preferred Stock

        On December 17, 2001, we sold 4,375,000 shares of Series B Preferred Stock at $5.00 per share (the "Private Placement"). Pursuant to the terms of a Registration Rights Agreement dated December 17, 2001, we were required to file a registration statement with the Securities and Exchange Commission (the "SEC") to register the resale of the common stock issuable upon conversion of the Series B Preferred Stock. The registration statement on Form S-3 was filed with the SEC on January 16, 2002. The registration statement, as amended on April 1, 2002, was declared effective by the SEC on April 2, 2002. The purchasers of the Series B Preferred Stock included, among others:

Investor	Shares of Series B Preferred Stock	Shares of Common Stock Upon Conversion(1)	Aggregate Purchase Price
SOFTBANK Technology Ventures Entities(2)	50,000	5,000,000	$250,000
SOFTBANK Capital Partners LP(3)	3,600,000	360,000,000	$18,000,000

(1)
Each share of Series B Preferred Stock was converted into one hundred shares of common stock upon stockholder approval obtained at a special meeting of the stockholders held on February 19, 2002.

(2)
Represents purchase on December 17, 2001 of:

  •
  49,060 Series B shares by SOFTBANK Technology Ventures IV LP; and

  •
  940 Series B shares by SOFTBANK Technology Advisors Fund LP.

(3)
Represents purchase on December 17, 2001 of:

  •
  1,799,928 Series B shares by SOFTBANK Capital Partners LP;

  •
  1,769,004 Series B shares by SOFTBANK Capital LP; and

  •
  31,068 Series B shares by SOFTBANK Capital Advisors Fund LP.

        STV IV LLC is the general partner of SOFTBANK Technology Ventures IV LP and SOFTBANK Technology Advisors Fund LP; accordingly, securities owned by SOFTBANK Technology Ventures IV LP and SOFTBANK Technology Advisors Fund LP may be regarded as being beneficially owned by STV IV LLC. Mr. Bradley A. Feld, a member of our board of directors, is a managing directors of STV IV LLC.

        SOFTBANK Capital Partners LLC is the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP; accordingly, securities beneficially owned by SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP may be regarded as being beneficially owned by SOFTBANK Capital Partners LLC. Securities beneficially owned by SOFTBANK Capital Partners LLC may be regarded as being beneficially owned by Mr. Ronald D. Fisher, a member of our board of directors.

  Employment and Other Compensation Contracts with Executive Officers

        PeoplePC has entered into an employment agreement with Nick Grouf, the Chief Executive Officer and Chairman of the Board of PeoplePC. Mr. Grouf's employment began on January 1, 2002 and will continue indefinitely until terminated in accordance with the agreement. Mr. Grouf's annual salary is $300,000. If Mr. Grouf is terminated by PeoplePC without cause or resigns for good reason he will be entitled to a severance payment of $350,000 plus any other accrued rights or prorated bonus amounts. PeoplePC also granted Mr. Grouf options to purchase a total of 43,740,000 shares of PeoplePC's common stock. If Mr. Grouf is terminated by PeoplePC without cause or resigns for good reason, all such options will automatically become fully vested and exercisable on the effective date of such termination of employment. In addition, upon a change of control, all such options will automatically become fully vested and fully exercisable on the closing date of such event.

        On May 23, 2002, PeoplePC entered into a retention/severance agreement with Mary Humiston, the Chief Administrative Officer of PeoplePC. Pursuant to the agreement, Ms. Humiston will be entitled to either (A) a retention bonus in the amount of $65,000 in the event a tender offer or merger closes and Ms. Humiston remains employed for 30 days after the closing, or (B) a severance payment in the amount of $65,000 if PeoplePC terminates Ms. Humiston's employment without cause any time before September 30, 2002.

        On May 23, 2002, PeoplePC entered into a retention/severance agreement with Charles Ortmeyer, the Senior Vice President and General Counsel of PeoplePC. Pursuant to the agreement, Mr. Ortmeyer will be entitled to either (A) a retention bonus in the amount of $150,000 in the event a tender offer or merger closes and Mr. Ortmeyer remains employed for 30 days after the closing, or (B) a severance payment in the amount of $150,000 if Mr. Ortmeyer's employment is terminated without cause or if he resigns for good reason any time before September 30, 2002.

        On May 23, 2002, PeoplePC entered into a retention/severance agreement with Michael Glogowsky, the Chief Financial Officer of PeoplePC. Pursuant to the agreement, Mr. Glogowsky will be entitled to either (A) a retention bonus in the amount of $150,000 in the event a tender offer or merger closes and Mr. Glogowsky remains employed for 30 days after the closing, or (B) a severance payment in the amount of $150,000 if Mr. Glogowsky's employment is terminated without cause or if he resigns for good reason any time before September 30, 2002.

        On May 23, 2002, PeoplePC entered into a retention/severance agreement with Dan Kohler, the Chief Operating Officer of PeoplePC. Pursuant to the agreement, Mr. Kohler will be entitled to either (A) a retention bonus in the amount of $250,000 in the event a tender offer or merger closes and Mr. Kohler remains employed for 30 days after the closing, or (B) a severance payment in the amount of $250,000 if Mr. Kohler's employment is terminated without cause or if he resigns for good reason any time before September 30, 2002.

        For more information regarding employment and retention/severance agreements, see "Change of Control and Severance Agreements—Employment and Other Compensation Agreements."

  Contract with SOFTBANK Corp.

        During June 2001, we entered into negotiations for a contract with SOFTBANK Corp., under which we would perform certain development work on a time and material basis. We recognized $0.9 million in revenue for the year ended December 31, 2001 related to this agreement.

        SOFTBANK Capital Partners LLC is the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP; accordingly, securities beneficially owned by SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP may be regarded as being beneficially owned by SOFTBANK Capital Partners LLC. Securities beneficially owned by SOFTBANK Capital Partners LLC may be regarded as being beneficially owned by Mr. Ronald D. Fisher, a member of our board of directors.

        SOFTBANK Capital Partners LLC is affiliated with SOFTBANK Capital Partners Investment Inc., which is a wholly-owned subsidiary of SOFTBANK Holdings Inc. SOFTBANK Holdings Inc. is a wholly-owned subsidiary of SOFTBANK Corp.

  Put Option Transaction

        PeoplePC is a party to a Put Option Agreement dated May 30, 2001 (the "Put Option Agreement"). Other parties to the Put Option Agreement include @viso Limited, a U.K. company ("@viso"), Bowerbrook Limited, a U.K. company and a wholly owned subsidiary of @viso, SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP and SOFTBANK Capital LP, each a Delaware limited partnership (together "Softbank"), and PeoplePC Europe N.V., a Dutch company. A Change of Control (as defined in the Put Option Agreement) will occur upon EarthLink's acceptance of at least a majority of PeoplePC's shares tendered pursuant to the Offer (the "Acceptance"). Pursuant to the terms of the Put Option Agreement, @viso has the right immediately prior to a Change of Control to exchange all shares of PeoplePC Europe N.V. then held by it for approximately 29,531,329 shares of Company Common Stock (the "Put Option"). In addition PeoplePC has the right to require that @viso exercise the Put Option immediately prior to a Change of Control. As a condition to the Offer, @viso shall have exercised, or PeoplePC shall have required @viso to exercise, its Put Option. Similar rights apply to Softbank upon the exercise of a warrant to purchase 2,380,952 shares of PeoplePC Europe N.V. at an exercise price of $3.00 per share. It is not anticipated that Softbank will exercise this warrant. If Softbank does not exercise its warrant and effect the exchange of its shares at the time that @viso exchanges its shares, then the warrant will be cancelled pursuant to the terms of the Put Option Agreement.

        SOFTBANK Capital Partners LLC is the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP; accordingly, securities beneficially owned by SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP may be regarded as being beneficially owned by SOFTBANK Capital Partners LLC. Securities beneficially owned by SOFTBANK Capital Partners LLC may be regarded as being beneficially owned by Mr. Ronald D. Fisher, a member of our board of directors.

DIRECTORS AND EXECUTIVE OFFICERS OF PEOPLEPC INC.

        The following table lists the names, ages and positions held with PeoplePC of all our directors and executive officers as of June 11, 2002. Executive officers serve at the discretion of the board of directors. All directors hold office until the next annual or special meeting of stockholders or until their successors have been elected and qualified. There are no family relationships between any director or executive officer and any other of our directors or executive officers.

Name	Age	Position
Nick Grouf	33	Director and Chief Executive Officer
John Sculley(1)(2)	63	Director
Ronald D. Fisher	54	Chairman of the Board
Lee Feldman	34	Director
Robin D. Richards	46	Director
Michael J. Price(1)	45	Director
Bradley A. Feld(1)(2)	36	Director
Daniel Kohler	45	Chief Operating Officer
Charles P. Ortmeyer	51	Senior Vice President and General Counsel
Mary E. Humiston	37	Chief Administrative Officer
Michael Glogowsky	54	Chief Financial Officer

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

        Nick Grouf, one of our co-founders, has served as a director and Chief Executive Officer since our founding in March 1999. From January 1999 to March 1999, Mr. Grouf served as a Partner and Entrepreneur-in-Residence at SOFTBANK Technology Ventures, now known as Mobius Venture Capital, Inc., a venture capital firm. Prior to joining SOFTBANK Technology Ventures, Mr. Grouf co-founded and served as President and Chief Executive Officer of Firefly Network, Inc., a provider of personalization technologies for the Internet. Mr. Grouf earned a B.A. from Yale University and an M.B.A. from Harvard University.

        John Sculley has served as a director since May 1999. Since February 1994, Mr. Sculley has served as a partner of Sculley Brothers LLC, a venture capital firm. From November 1993 to February 1994, Mr. Sculley served as the Chief Executive Officer of Spectrum Information Technologies, Inc. From 1983 to 1993, Mr. Sculley served as the Chief Executive Officer of Apple Computer, Inc. Mr. Sculley earned a B.S. in Architecture from Brown University and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Ronald D. Fisher has served as a director since October 1999 and Chairman of the Board since December 2001. Since October 1995, Mr. Fisher has served as the Vice Chairman of SOFTBANK Holdings Inc., a technology holding company. From January 1990 to February 1996, Mr. Fisher was the Chief Executive Officer of Phoenix Technologies, Ltd., a developer and marketer of system software products for personal computers. Mr. Fisher is a director of Key3Media, Inc., Global Sports, Inc., E*Trade, SOFTBANK Inc. and InsWeb Corp. Mr. Fisher earned a Bachelor of Commerce from the University of Witwatersand in South Africa and an M.B.A. from Columbia University.

        Lee Feldman has served as a director since February 2002. Mr. Feldman has been a partner at SOFTBANK Capital Partners LP since October 2001. Prior to joining SOFTBANK Capital Partners LP, Mr. Feldman served as the Vice President of Strategy and Investments for SOFTBANK International Ventures from March 2000 to October 2001. Mr. Feldman served as Vice President of Corporate Development at Ziff-Davis from April 1998 to October 2001 and Vice President of Corporate Development at PBC, Inc. from December 1996 to April 1998. Mr. Feldman received his B.A. and J.D. from Columbia University.

        Robin D. Richards has served as a director since April 2002. Mr. Richards has served as the Chief Executive Officer of Vivendi Universal Net USA, where he oversees six Internet sites, including MP3.com, GetMusic.com and Education.com, since September 2001. Prior to that, he served as a director and President of MP3.com, Inc. from January 1999 to September 2001. From October 1998 to January 1999, Mr. Richards served as Managing Director of Tickets.com, Inc., an Internet ticketing company. From March 1986 to October 1997, he was a founder, President and Chief Executive Officer of Lexi International, a tele-services company. Mr. Richards received a Bachelors of Science degree from Michigan State University.

        Michael J. Price has served as a director since October 1999. Since November 2001, Mr. Price has served as the Vice-Chairman of Evercore Partners, an advisory and private equity firm. From July 1998 to October 2001, Mr. Price was Co-Chairman of FirstMark Communications Europe S.A., a broadband communications company in Europe. From March 1987 to March 1998, Mr. Price served first as a Vice President and then as a Managing Director of Lazard Freres & Co. L.L.C., where he founded its Global Telecommunications and Technology practice. Mr. Price is a director of Amdocs Ltd. and SpectraSite. Mr. Price earned a B.A. in economics from the Wharton School at the University of Pennsylvania and an M.B.A. from Harvard University.

        Bradley A. Feld has served as a director since March 1999. Since 1997, Mr. Feld has served as managing director of Mobius Venture Capital, formerly known as SOFTBANK Technology Ventures, a venture capital firm. Prior to joining Mobius Venture Capital, Mr. Feld was the Chief Technology Officer of AmeriData. Mr. Feld has also served as a director of RainDance Communications, Inc. since January 1998 and Interliant, Inc. since December 1997. Mr. Feld earned a B.S. and an M.S. from the Sloan School of Management at the Massachusetts Institute of Technology.

        Daniel Kohler has served as our Chief Operating Officer since July 1999. From August 1998 to July 1999, Mr. Kohler served as Senior Vice President of Operations and Administration of Ty, Inc., a toy manufacturer and distributor. From May 1994 to August 1998, Mr. Kohler served as Vice President of Catalog Operations of Office Max, Inc. Mr. Kohler earned a B.A. from the University of Pittsburgh and an M.B.A. from Keller Graduate School.

        Mary E. Humiston has served as our Chief Administrative Officer since March 2001. Prior to becoming Chief Administrative Officer, Ms. Humiston served as PeoplePC's Vice President of Human Resources & Administration from October 1999 to March 2001. Prior to coming to PeoplePC, Ms. Humiston served as the Senior Director Executive and Field Recruiting for The Gap, Inc. from January 1997 to October 1999. Ms. Humiston also served as the Human Resources Manager and Corporate Auditor of General Electric Company from January 1990 to January 1997. Ms. Humiston earned a B.S. from Siena College and an M.B.A. from Rensselear Polytechnic Institute.

        Charles P. Ortmeyer has served as our Senior Vice President and General Counsel since July 2000. Mr. Ortmeyer joined PeoplePC from Howard, Rice, Nemerovski, Canady, Falk, & Rabkin, a Professional Corporation, where he practiced for 17 years, the last 12 as a director and shareholder. He has served as Chairman of the Financial Institutions Committee of the State Bar (Business Law section). Currently, he is a member of the American Bar Association, the State Bar of California and the San Francisco Bar Association. He is co-author of Securities Regulations Forms, a four-volume treatise on documentation published by Clark Boardman Callaghan. Mr. Ortmeyer earned his B.A. and

J.D. from the University of California, Berkeley, where he was a member of Order of the Coif, and the Supreme Court Editor of the California Law Review. After graduation from Boalt Hall, he served two years as a law clerk to Judge Betty B. Fletcher, United States Court of Appeals for the Ninth Circuit.

        Michael Glogowsky has served as Chief Financial Officer since April 2001. Mr. Glogowsky was the Vice President of Finance and Treasurer at PeoplePC from November 1999 to April 2001. From October 1998 to September 1999, Mr. Glogowsky was Director of Finance at AirTouch Communications, Inc., a global wireless communications company which merged with Vodafone. He was Director of the Merger Planning Group at SBC Corp., an international telecommunications provider, from March 1997 to September 1998. Mr. Glogowsky was Director of Financial Planning and Analysis at Pacific Telesis, the largest telecommunications provider in California, from 1990 to 1997. Mr. Glogowsky earned a B.A. from Michigan State University and an M.B.A. from University of California at Berkeley.

BOARD MEETINGS AND COMMITTEES

        PeoplePC's board of directors held a total of eight meetings during fiscal 2001. No current or former director attended fewer than 75% of the meetings of the board of directors and of the committees, if any, of which he was a member, held, during fiscal 2001. The board of directors has an Audit Committee and a Compensation Committee. The board of directors has no nominating committee or any committee performing such functions.

  Audit Committee

        The Audit Committee, which currently consists of Messrs. Feld, Price and Sculley, is primarily responsible for overseeing actions taken by our independent accountants and evaluating and reviewing PeoplePC's accounting policies and its system of internal accounting controls. The Audit Committee met four times during fiscal 2001.

  Compensation Committee

        The Compensation Committee, which currently consists of Messrs. Sculley and Feld, is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees and administering various incentive compensation and benefit plans. The Compensation Committee met five times during fiscal 2001.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

        The following Summary Compensation Table sets forth information regarding the compensation that we paid during the last three fiscal years to our Chief Executive Officer and each of our four most highly compensated executive officers who earned more than $100,000 in the fiscal year ended December 31, 2001:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)
Nick Grouf Chairman of the Board and Chief Executive Officer	2001 2000 1999	204,167 150,000 126,731	130,955 158,729 —	— — —	— — —
Daniel Kohler Chief Operating Officer	2001 2000 1999	336,710 300,000 131,154	95,000 — —	— 850,000 800,000	— — —
Charles P. Ortmeyer Senior Vice President and General Counsel	2001 2000 1999	225,000 117,692 —	80,000 3,000 —	— 625,000 —	— — —
Mary E. Humiston Chief Administrative Officer	2001 2000 1999	225,000 156,250 30,962	33,500 — —	— 150,000 300,000	— — —
Michael Glogowsky Chief Financial Officer	2001 2000 1999	192,917 114,583 118,718	91,750 — —	30,000 100,00 150,000	— — —

        We do not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

STOCK OPTION GRANTS

        The following table provides information relating to stock options awarded during the fiscal year ended December 31, 2001 to our Chief Executive Officer and each of our four most highly compensated executive officers who earned more than $100,000 during fiscal year ended December 31, 2001. All such options were awarded under PeoplePC's 1999 Stock Plan and 2000 Stock Plan:

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants in 2001
Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options Granted(2) (#)	% of Total Options Granted to Employees in Fiscal 2001
Exercise of Base Price(3)(4) ($/Sh)
Name				Expiration Date
					5% ($)	10% ($)
Nick Grouf	—	—	—	—	—	—
Daniel Kohler	—	—	—	—	—	—
Mary E. Humiston	—	—	—	—	—	—
Charles P. Ortmeyer	—	—	—	—	—	—
Michael Glogowsky	30,000	1.1	0.31	05/31/11	6,300	15,000

(1)
Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect PeoplePC's estimate of future price growth.

(2)
1/4th of such shares are released from our repurchase option one year from the release start date and a further 1/48th of such shares are subsequently released from our repurchase option each month thereafter.

(3)
Options were granted at an exercise price equal to the fair market value of our common stock on the date of grant.

(4)
Exercise price may be paid in cash, check, promissory note, by delivery of already-owned shares of PeoplePC's common stock subject to certain conditions, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to deliver promptly to PeoplePC amount of sale or loan proceeds required to pay the exercise price, a reduction in the amount of any PeoplePC liability to an optionee, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law.

STOCK OPTION EXERCISES

        The following table sets forth, as to our Chief Executive Officer and each of our four most highly compensated executive officers who earned more than $100,000 during fiscal year ended December 31, 2001, certain information concerning the number of shares acquired upon the exercise of stock options during the last fiscal year and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2001. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of our common stock as of December 31, 2001:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES

			Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End ($) (1)
Name	Shares Acquired on Exercise	Value Realized ($)(2)	Exercisable (#)	Unexercisable (#)	Exercisable (1)	Unexercisable (1)
Nick Grouf	—	—	—	—	—	—
Daniel Kohler	—	—	250,000	—	—	—
Mary E. Humiston	—	—	90,000	—	—	—
Charles P. Ortmeyer	—	—	625,000	—	—	—
Michael Glogowsky	—	—	80,000	—	—	—

(1)
Fair market value of our common stock at fiscal year-end ($0.225 based on the last reported sale price of our common stock on December 31, 2001) minus the exercise price.

(2)
Fair market value of our common stock on the date of exercise minus the exercise price.

COMPENSATION OF DIRECTORS

        Our directors do not currently receive any cash compensation for their service as directors except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings. Current and future directors are eligible for option grants under our incentive plans.

        On January 28, 2002, directors Michael J. Price and John Sculley were each granted an option to purchase 8,000,000 shares of PeoplePC common stock with an exercise price of $0.15 per share. The options are fully exercisable but the shares underlying the options are subject to our repurchase option, which lapses over time at a rate of 1/4th of the shares 6 months from the release start date, 1/2 of the shares 12 months from the release start date and the remaining 1/2 of the shares will be subsequently released from our repurchase option ratably over 36 months. In addition, upon an involuntary termination following a change of control, all shares that continue to be subject to our right of repurchase shall be immediately released from our repurchase option.

        On March 25, 2002, director Robin Richards was granted an option to purchase 3,000,000 shares of PeoplePC common stock with an exercise price of $0.11 per share. The option is fully exercisable but the shares underlying the option are subject to our repurchase option, which lapses over time at a rate of 1/36th of the shares per month from the release start date. In addition, upon an involuntary termination following a change of control, all shares that continue to be subject to our right of repurchase shall be immediately released from our repurchase option.

CHANGE OF CONTROL AND SEVERANCE ARRANGEMENTS

  Stock Plans

        Under PeoplePC's 1999 Stock Plan and 2000 Stock Plan, 12.5% of the total amount of outstanding grants under such plans will become exercisable automatically upon a change of control. In addition, if the successor corporation does not assume the outstanding option grants, the entire amount of the outstanding unvested options will become exercisable automatically.

        The 2000 Employee Stock Purchase Plan provides that in the event the we merge with or into another corporation, or it sells all or substantially all of our assets, each outstanding option shall be assumed or substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the option, then any purchase periods in progress will be shortened by setting a new exercise date, and any offering periods then in progress shall end on the new exercise date.

        For information regarding stock options granted to executive officers since December 31, 2001 and employment agreements, see "Certain Relationships and Related Transactions."

  Employment and Other Compensation Agreements

        On January 1, 2002, PeoplePC entered into an employment agreement with Nick Grouf, the Chief Executive Officer and Chairman of the Board of PeoplePC. Pursuant to the agreement, upon a change of control, all options granted under the agreement will automatically become fully vested and fully exercisable on the closing date of such event. See "Certain Relationships and Related Transactions—Employment and Other Compensation Contracts with Executive Officers."

        On May 23, 2002, PeoplePC entered into a retention agreement with Mary Humiston providing for payment of either (A) a retention bonus in the event a tender offer or merger closes and Ms. Humiston remains employed for 30 days after the closing, or (B) a severance payment in the event that Ms. Humiston is terminated without cause. See "Certain Relationships and Related Transactions—Employment and Other Compensation Contracts with Executive Officers."

        On May 23, 2002, PeoplePC also entered into retention agreements with Charles Ortmeyer, Michael Glogowsky and Daniel Kohler providing for payment of either (A) a retention bonus in the event a tender offer or merger closes and the employees remain employed for 30 days after the closing, or (B) a severance payment in the event such employees are terminated without cause or resigns for good reason. See "Certain Relationships and Related Transactions—Employment and Other Compensation Contracts with Executive Officers."

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  Compensation Committee Interlocks and Insider Participation

        The Compensation Committee was formed on March 30, 2000, and the members of the Compensation Committee are Messrs. Sculley and Feld. No interlocking relationship exists between any member of our Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of PeoplePC or its subsidiaries.

  Report of the Compensation Committee

        During the fiscal year ended December 31, 2001, PeoplePC's executive compensation program was approved by the Compensation Committee and the Board of Directors. The following is the report of the Compensation Committee with respect to the compensation paid to executive officers during fiscal year 2001.

  Compensation Philosophy

        PeoplePC's philosophy in setting its compensation policies for executive officers is to maximize stockholder value over time. The primary goal of the executive compensation program is therefore to closely align the interests of the executive officers with those of our stockholders. To achieve this goal we attempt to ensure that (i) there is an appropriate relationship between executive compensation and the creation of stockholder value, (ii) the total compensation program will motivate, retain and attract executives of outstanding abilities, and (iii) current cash and equity incentive opportunities are competitive with comparable companies.

        The compensation program for the executive officers consists of the following components: base salary, long-term stock option incentives and incentive bonuses.

  Base Salary

        The Compensation Committee reviewed and approved fiscal year 2001 base salaries for the executive officers at the beginning of the fiscal year. Base salaries were established by the Compensation Committee based upon competitive compensation data for similarly situated companies, the executive's job responsibilities, level of experience, individual performance and contribution to the business. Executive officer salaries have been targeted at the average rates paid by competitors to enable us to attract, motivate, reward and retain highly skilled executives. In order to evaluate PeoplePC's competitive posture in the industry, the Compensation Committee reviewed and analyzed the compensation packages, including base salary levels, offered by other similarly situated companies. In making base salary decisions, the Compensation Committee exercised its discretion and judgment based upon these factors. No specific formula was applied to determine the weight of each factor.

  Long-Term Stock Option Incentives

        PeoplePC provides its executive officers with long-term incentive compensation through grants of stock options under the 1999 and 2000 Stock Plan and otherwise. The Compensation Committee believes that stock options provide executive officers with the opportunity to purchase and maintain an equity interest in PeoplePC and to share in the appreciation of the value of its common stock. The Compensation Committee believes that stock options directly motivate an executive to maximize long-term stockholder value. The options also utilize vesting periods that encourage key executives to continue in the employ of PeoplePC. All options granted to executive officers in fiscal year 2001 were granted at an exercise price that was at the fair market value of our common stock on the date of grant. The Compensation Committee considers the grant of each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of long-term strategic performance goals. Long-term incentives granted in prior years are also taken into consideration. Typically, the Compensation Committee has sole discretion in the approval of stock option grants; however, from December 17, 2001 through December 31, 2001, stock option grants were approved by the entire Board of Directors to ensure compliance with Rule 16(b)(3) of the Securities and Exchange Act of 1934, as amended.

  Incentive Bonuses

        Our executive officers are entitled to receive monthly incentive bonuses for those calendar months, if any, in which the executive officer meets specified individual performance targets.

  Chief Executive Officer Compensation

        Compensation for the Chief Executive Officer is determined by a process similar to that discussed above for executive officers. The Chief Executive Officer's target base pay level has been analyzed using data for comparable companies. Mr. Grouf receives no other material compensation or benefits not provided to all executive officers. We have entered into an employment agreement with our Chief Executive Officer that provides for annual salary, performance bonuses, stock option grants and severance payments in certain situations. The performance bonuses relate to the attainment by PeoplePC of certain objective financial goals.

Submitted by the PeoplePC Compensation Committee:
Bradley A. Feld John Sculley

STOCK PERFORMANCE GRAPH

        The following graph shows a comparison of cumulative total return to stockholders on our common stock, the Nasdaq Stock Market Index, and the JP Morgan H&Q Internet 100 Index. The graph assumes the investment of $100 in common stock of PeoplePC on August 16, 2000, the date of our initial public offering. The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not indicative of, and not intended to forecast, the potential future performance of our common stock. Information used in the graph was obtained from Research Data Group, Inc., a source believed to be reliable, but PeoplePC is not responsible for any errors or omissions in such information.

COMPARISON OF 16 MONTH CUMULATIVE TOTAL RETURN
AMONG PEOPLEPC INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE JP MORGAN H&Q INTERNET 100 INDEX

	8/16/00	12/31/00	12/31/01
PEOPLEPC INC.	$100.00	$7.50	$2.25
NASDAQ STOCK MARKET (U.S.)	$100.00	$63.58	$50.44
JP MORGAN H&Q INTERNET 100	$100.00	$51.61	$33.21

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of common stock, to file certain reports regarding ownership of, and transactions in, our securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

        Based solely on our review of the copies of such forms furnished to us, or written representations from certain reporting persons, we believe that during fiscal year 2001 all the reporting persons complied with the filing requirements.

QuickLinks

WHERE YOU CAN FIND MORE INFORMATION
SIGNATURE
STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
BOARD MEETINGS AND COMMITTEES
EXECUTIVE COMPENSATION AND OTHER INFORMATION
SUMMARY COMPENSATION TABLE
OPTION GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
COMPARISON OF 16 MONTH CUMULATIVE TOTAL RETURN AMONG PEOPLEPC INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE JP MORGAN H&Q INTERNET 100 INDEX
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE